FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                             For the month of March


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                  BG GROUP PLC

                            PUBLICATION OF DOCUMENTS

                         ANNUAL REPORT AND ACCOUNTS 2004
     ANNUAL REVIEW 2004 AND NOTICE OF ANNUAL GENERAL MEETING ON 4 MAY 2005

BG Group plc has today submitted to the UK Listing Authority copies of the following documents:

   - Annual Report and Accounts for the year ended 31 December 2004; and
   - Annual Review for the year ended 31 December 2004.

Each of the above documents incorporates the Notice of Annual General Meeting to be held on 4 May 2005.

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Both documents are also available on the BG Group website www.bg-group.com

BG Group plc
16 March 2005





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 16 March 2005                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary